[Emulex Corporation letterhead]
July 17, 2009
VIA EDGAR
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Soliciting Materials filed pursuant to Rule 14a-12, filed May 26, 2009 Schedule 14D-9/A, filed June 10, 2009 Emulex Corporation response letter dated June 19, 2009 File No. 001-31353
Dear Mr. Duchovny:
     On behalf of Emulex Corporation (the “Company”), this letter is being sent to you in response to the comments received by the Company from the staff of the Securities and Exchange Commission by letter dated June 25, 2009 (the “Staff Letter”), which relate to the Company’s soliciting materials and Schedule 14D-9/A filed in connection with a tender offer by Broadcom Corporation (“Broadcom”) and its related consent solicitation. As disclosed in the Schedule TO/A filed on July 15, 2009 by Broadcom, Broadcom’s tender offer expired at 12:00 midnight, New York City time, on July 14, 2009. At the expiration of the tender offer, certain conditions to the tender offer had not been satisfied, which were not waived by Broadcom. Accordingly, in light of the termination of Broadcom’s tender offer and the prior termination of its related consent solicitation, the Company will not be submitting responses to the Staff Letter.

Daniel F. Duchovny
July 17, 2009

     Please direct any questions regarding this letter to Michelle A. Hodges or David C. Lee, of Gibson, Dunn & Crutcher LLP, the Company’s outside counsel, whose contact information is indicated on the cover page of the Schedule 14D-9 initially filed on May 15, 2009.

Very truly yours,
/s/ Randall G. Wick
Randall G. Wick
Senior Vice President, General Counsel

cc:	Jonathan K. Layne, Gibson, Dunn & Crutcher LLP Michelle A. Hodges, Gibson, Dunn & Crutcher LLP David C. Lee, Gibson, Dunn & Crutcher LLP